UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

TEL Offshore Trust

(Name of Issuer)

Units of Beneficial Interest

(Title of Class of Securities)

872 382 106

(CUSIP Number)

Roy T. Rimmer, Jr., President
RNR Production Land and Cattle Company, Inc.
14531 Hwy 377 South
Fort Worth, TX 76126
(817) 437-2599

Mark Lehman
Parsons, Behle & Latimer
201 South Main Street, Suite 1800
Salt Lake City, UT 84111
(801) 536-6667

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 25, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872 382 106	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RNR Production Land and Cattle Company, Inc. 26-3953867
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 730,265Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 730,265 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,265 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON (see instructions) CO

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 13, 2013.

CUSIP No. 872 382 106	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Roy T. Rimmer, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 730,265 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 730,265 Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 730,265 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 13, 2013.

CUSIP No. 872 382 106	13D	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Nancy Rimmer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) 
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 659,900 Units
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 659,900Units

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 659,900 Units
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) 
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

•	Based on, 4,751,510 Units of Beneficial Interest in TEL Offshore Trust outstanding as of November 13, 2013.

CUSIP No. 872 382 106	13D	Page 5 of 6 Pages

Amendment No. 6 to Schedule 13D

This Amendment No.6 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by RNR Production Land and Cattle Company, Inc. (“RNR Production”), Roy T. Rimmer, Jr., and Nancy Rimmer (RNR Production together with Roy T. Rimmer, Jr. and Nancy Rimmer the “Reporting Parties”).  Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

Item 4.                      Purpose of Transaction.

The Reporting Parties originally acquired the Units in the belief that the Units were undervalued.  The Reporting Parties have become increasingly concerned about the viability of the Issuer and the value of the Units over the past six months due to the lack of any apparent positive action to preserve the assets of the Issuer.  Consequently, on February 25, 2014, attorneys for RNR Production sent a letter to the trustees of the Issuer regarding its concerns about the viability of the Issuer.

In substance, the letter states:

•
The Issuer has not been able to make a distribution to Unit holders for twenty consecutive quarters, since January 9, 2009, and has not received a distribution associated with net proceeds from the oil and gas interests held by the Issuer since the fourth quarter of 2008.

•
The Issuer has only been able to meet its administrative expense obligations by selling off 40% of the total net profits interest held by the Issuer over the past two years, which was purchased by RNR Production.

•
The Issuer's own public filings with the SEC state there are not likely to be positive net proceeds from the royalty properties of the Issuer for the foreseeable future, and there is no guarantee that any further distributions will be made.

•	The Issuer states in its public reports there are grave doubts about its ability to continue as a going concern.

•	The foregoing facts that are a matter of public record caused RNR Production to have grave reservations about the future viability of the Issuer.

•
The essential purpose of the Issuer as an express trust is to protect and conserve the assets of the trust for the benefit of the owners of the Units.  As a passive entity, the Trust has no purpose other than to receive revenues and pass those net revenues through to the owners of the Units.

•	In its present financial condition the Trust is unable to fulfill its objectives and RNR Production has no present expectation that it will be able to do so at any time in the future.

•
In the view of RNR Production the trustees of the Issuer must act now to address the situation. As trustees, the law places on them certain obligations, including a duty to preserve and protect trust property, avoid waste, and to make the trust estate productive.  In order to fulfill these duties under Texas law, and to satisfy the imperatives of the trust agreement governing the Issuer, RNR Production believes the trustees must take immediate action to avoid the continued erosion and waste of the Issuer’s assets.  RNR Production suggests these actions may include the elimination of unnecessary administrative costs, re-negotiation of administrative agreements, and fundamental amendments to the Issuer’s ownership structure up to, and possibly including, termination of the issuer as an express trust.

•
RNR Production requested that within 60 days from the receipt of the letter, the trustees of the Issuer call a meeting of the Unit holders and put forth a plan of action to address the concerns stated above.

In the course of pursuing the concerns stated above, the Reporting Persons may seek to change the current management of the Issuer by proposing the appointment of new trustees for the Issuer as provided in the trust agreement governing the Issuer.  The Reporting Persons may also consider pursuing a cause of action in the state courts of Texas seeking to terminate the Issuer on the grounds that the purpose of the Issuer as a trust has been frustrated.

The Reporting Parties will consider acquiring additional Units in the future based on their ongoing evaluation of the Issuer’s assets and prospects, the actions of the trustees of the Issuer; and future developments, as well as the market price of the Units, general market and economic conditions, and other factors.  Increases in the number of Units owned by the Reporting Persons could facilitate efforts to change the status or management of the Issuer as described above.  The Reporting Parties may, from time to time and at any time, acquire additional Units or other instruments/ derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their Securities in the open market or otherwise, at time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

CUSIP No. 872 382 106	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RNR Production Land and Cattle Company, Inc.

Date: February 25, 2014	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2014	By:	/s/ Roy T. Rimmer, Jr.
Roy T. Rimmer, Jr., President

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25, 2014	By:	/s/ Nancy Rimmer
Nancy Rimmer